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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
415

SEC FILE NUMBER
8-28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 CogdillRoad,Suite301 (No. and Street)

Knoxville (City) Tennessee (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Patel (865) 777-4677 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP

(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA M GREEN
STATE
OF
TENNESSEE
NOTARY
PUBLIC
COUNTY OF KNOX

Signature

SENIOR VICE-PRESIDENT | CFO

Title

Notary Public

My Commission Expires June 2, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Securities Service Network, Inc.

December 31, 2015
with Report of Independent Registered Public Accounting Firm

Securities Service Network, Inc.

Consolidated Statement of Financial Condition

Year ended December 31, 2015

Contents

Audited Financial Statement



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, Inc. and subsidiaries (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and subsidiaries as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2016

Securities Service Network, Inc.

Consolidated Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	**$ 8,554,746**
Securities owned, at fair value	**152,056**
Deposits with clearing organizations	**180,020**
Receivable from clearing organizations and other third parties	**12,321,096**
Receivable from independent financial advisors	**217,631**
Prepaid expenses and other assets	**590,952**
Deferred tax asset, net	**15,056,289**
Total assets	**$ 37,072,790**
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing organizations	**$ 23,042**
Payable to independent financial advisors	**11,823,097**
Accrued compensation	**776,763**
Accounts payable and other accrued expenses	**782,621**
Due to parent	**514,874**
	13,920,397
Stockholder's equity:	
Common stock, no par value, authorized 2,000 shares: issued and outstanding 1,000 shares	**6,000**
Additional paid in capital	**19,223,256**
Retained earnings	**3,923,137**
	23,152,393
Total liabilities and stockholder's equity	**$ 37,072,790**

The accompanying notes are an integral part of this Consolidated Financial Statement.

1. Description of Business

Securities Service Network, Inc. ("SSN") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activities of Securities Service Network, Inc. and its wholly owned subsidiaries (collectively, the Company) are to provide support to its independent financial advisors through executing general securities transactions and by providing research support, risk management, and educational opportunities. In connection with its activities as a broker-dealer, the Company clears customer transactions through clearing brokers on a fully disclosed basis and holds no funds or securities for customers. The Company's success is largely dependent upon the securities market and retaining its advisors.

In September 2014, the Company's former stockholders entered into a stock purchase agreement (the "LTS transaction") to sell all their stock in SSN to Ladenburg Thalmann Financial Services, Inc. (LTS). The LTS transaction closed on January 2, 2015 at which time SSN became a wholly-owned subsidiary of LTS.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of SSN and its wholly-owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, SSN Insurance Agency, Inc., Network Agency and SSN Advisory, Inc., Tennessee state companies. All material intercompany balances and transactions are eliminated in consolidation. In 2015, Fort Loudon Insurance Company, LTD, which was domiciled in the British Virgin Islands, ceased operations.

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents which amount to $8,658,294 at December 31, 2015.

Allowance for Doubtful Accounts

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

2. Significant Accounting Policies (*continued*)

Allowance for Doubtful Accounts (*continued*)

The Company also grants credit to its representatives, substantially all of whom are independent financial advisors that are geographically dispersed across the country.

The Company uses the allowance method to account for uncollectible accounts receivable, and as of December 31, 2015, had an allowance for doubtful accounts of $60,000 for receivables included in prepaid expenses and other assets.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Income Taxes

As a result of the LTS Transaction discussed in Note 1, the Company's tax status has changed from an S Corporation to a C corporation. The Company is now a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

In assessing its ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that it will realize the

3. Income Taxes (*continued*)

benefit of its deferred tax asset as of December 31, 2015.

An IRC Section 338(h)(10) election was made in connection with the LTS Transaction which treated the acquisition as an asset acquisition for U.S. federal income tax purposes. The Company received a step-up in the tax bases of the identifiable intangible assets of $30,901,000 and goodwill of $9,281,000 which are not reflected in the accompanying statement.

The difference between the bases for financial reporting and tax with respect to the identifiable intangible and goodwill resulted in the recognition of $16,046,376 deferred tax asset with a corresponding increase in Additional Paid in Capital resulting from a transaction among shareholders.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2015 are as follows:

Deferred tax assets:	
Identifiable intangible assets and goodwill	**$14,976,617**
Accrued state income taxes	**22,789**
Accruals	**40,665**
Allowance for doubtful accounts	**23,960**
Other	**184**
	15,064,215
Deferred tax liability:	
Securities owned	**7,926**
Net deferred tax asset	**$15,056,289**

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from uncertain tax positions as a component of income tax expense. As of December 31, 2015, the Company has provided a liability of $65,111 for uncertain state tax benefits which does not include any interest and penalties.

The Company applies the applicable authoritative guidance which prescribes a comprehensive model for the manner in which a company should recognize, measure, present and disclose in its financial statements all material uncertain tax positions that the Company has taken or expects to take on a tax return. As of December 31, 2015, the Company has provided a liability for uncertain state tax positions of $65,111 which does not include any interest and penalties.

3. Income Taxes (*continued*)

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2015, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2012 through 2015.

4. Related Party Transaction

The Company has an operating lease for office facilities with an entity in which the Company's Chief Executive Officer and Chief Financial Officer are members, which expires on March 31, 2020. As of December 31, 2015, future minimum rental payments under the operating lease amount to the following:

2016	**$ 276,458**
2017	**284,752**
2018	**293,295**
2019	**302,094**
2020	**76,077**
	$1,232,676

5. Contingencies

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings. The Company estimates potential losses that may arise out of legal and regulatory proceedings and recognizes liabilities for such contingencies to the extent that such losses are probable and the amount of the loss can be reasonably estimated. Information regarding potential losses is accumulated over time and the estimates of the liability are revised accordingly, with the change recognized in the period revisions are made. At December 31, 2015, the Company provided a liability of $75,000. With respect to other pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity. While the Company believes its estimates for potential losses are reasonable, it is at least reasonably possible that a change in the estimate will occur in the near future.

6. Off Balance-Sheet Risk and Concentration in Credit Risk

The Company maintains its cash in bank deposit accounts and brokerage accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SIPC) up to certain limits. The Company has not experienced any losses in such accounts.

Two clearing houses accounted for substantially all of the Company's accounts receivable as of December 31, 2015.

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities

6. Off Balance-Sheet Risk and Concentration in Credit Risk *(continued)*

as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2015, there were no amounts to be indemnified to the clearing brokers for customer accounts.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $6,730,826 which was $5,792,230 in excess of its required capital of $938,596. The Company's net capital ratio was 2.09 to 1.

The Company claims exemption from the provision of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its clearing brokers on a fully disclosed basis.



MEMBER FINRA/SIPC

SECURITIES SERVICE NETWORK, INC. 9729 Cogdill Road, Suite 301 • Knoxville, TN 37932 PHONE (800) 264-5499 FAX (865) 777-4681 WEBSITE SSNetwork.com

February 25, 2016

Securities and Exchange Commission
Principal Office
100 F Street, NE
Washington, D.C. 20549

RE: SECURITIES SERVICE NETWORK, INC.
CRD #13318

TO: Whom It May Concern

Enclosed please find two copies of our Audited Financial Statements and Supplementary Schedules for the year ended December 31, 2015.

You will also find enclosed two separately bound copies of the Statement of Financial Condition which we are filing under Rule 17a-5 subparagraph (d)(1). We understand this rule will deem the balance of the financial statements as confidential.

Please advise if you have any questions and/or need further information.

Sincerely,

Wade Wilkinson

Wade Wilkinson
President, CEO

WW/jmp
Enclosure